

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 3, 2009

Jonathan J. Ledecky
President
Victory Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

> **RE:** **Victory Acquisition Corp.**
> **Registration Statement on Form S-4 and Form S-4/A**
> **Filed March 24, 2009 and April 1, 2009**
> **File No. 333-158171**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please advise us whether the approval of the TouchTunes shareholders was necessary in order to accomplish the proposed acquisition, and if so, how their approval was obtained. Upon reviewing your response, we may have further comment. We note, also, disclosure on page 12 indicating that Touch Tunes' shareholders have the ability to exercise appraisal rights. Please advise us, and revise as necessary here and on page 16 under "Appraisal Rights," to indicate under what circumstances TouchTunes' shareholders would exercise appraisal rights, and whether its shareholders have, in fact, done so.

2. Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support. We note, for example, the cite to the 2008 Handshake Marketing study on page 102, and the Beverage Information Group's 2009 Handbook Advance on page 103.

<u>Summary of the Material Terms of the Merger, page 1</u>

3. Please revise your prospectus to have one summary only, and one "Q&A" only, as opposed to the summary you have included here, followed by an additional summary beginning on page 10. Furthermore, the Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers addressing material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

4. Please revise the fourth bullet point to provide the dollar figure associated with the consideration to be received by TouchTunes' shareholders, based upon a recent price quote for Victory shares. Also, disclose the price on a per share basis.

5. Please revise to update your fifth bullet point, as necessary, to reflect any arrangements entered into by Victory, its officers, directors, or founding shareholders, to provide for the purchase of shares in connection with the vote on the proposed acquisition, or otherwise to provide holders of public shares "incentives" to vote in favor of the merger proposal. We note disclosure on page 18 regarding the latter.

6. Please revise your fifth bullet point to provide ownership and voting percentages for TouchTunes following the merger, including the potential EBITDA shares.

<u>Questions and Answers, page 4</u>
<u>Why is Victory Proposing the Merger?, page 4</u>

7. Please revise page 5, paragraph two, to provide balance to your statement regarding Touch Tunes' "significant growth potential" by also referring to the company's history of losses and accumulated deficit as of December 28, 2008.

How do I exercise my conversion rights?, page 5

8. We note on page 6 that the amount received upon conversion would be approximately $10 per share. Disclose what the IPO price was.

What happens if the merger is not consummated?, page 7

9. Indicate whether any parties have not signed a waiver relating to funds in the trust account and, if so, how much of the trust account is at risk.

Prospectus Summary, page 10

10. Please revise to include disclosure in your prospectus summary regarding whether and how the proposed acquisition meets the "80% Test" requirements as disclosed in the Victory Acquisition Form S-1, file no. 333-140359. Likewise, given TouchTunes' history of losses and accumulated deficit, address how this choice of an acquisition target reconciles with disclosure in the Form S-1 indicating that Victory would typically focus on companies "with sound historical financial performance," and a "history of strong operating and financial results."

The Adjournment Proposal, page 14

11. Since a merger must be completed contemporaneously with the date of the special meeting, advise how it is feasible to adjourn and continue soliciting if not enough votes in favor of the merger are obtained at the time of the meeting.

Actions that may be Taken to Secure Approval of Victory's Stockholders, page 18

12. Please revise to briefly disclose why the Victory board is of the opinion that shareholders exceeding 20% intend to vote against the transaction, such that Victory may go into the public market to purchase shares sufficient to ensure the approval of the transaction.

Risk Factors, page 28
TouchTunes has a history of substantial losses and may not achieve or sustain profitability in the future., page 28

13. Please revise to quantify TouchTunes' history of losses and accumulated deficit.

<u>TouchTunes may apply the proceeds released from the trust account in a manner…, page 34</u>

14. Please revise to indicate the balance of the senior secured credit facility as of a recent date.

15. Disclose the estimated amount of proceeds necessary to accelerate the roll-out of the Barfly network and entertainment systems and to repay the senior secured credit facility.

<u>The historical financial information for TouchTunes included in this proxy statement/prospectus is not necessarily indicative of its future performance., page 36</u>

16. Please revise to include, to the extent ascertainable, the costs associated with fulfilling TouchTune's obligations to satisfy the requirements of Item 404 of the Sarbanes-Oxley Act.

17. Note that TouchTunes was a public company through 2005 and chose to go private because the benefits did not outweigh the costs of being a public company.

<u>Victory's outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution (to) TouchTunes' stockholders., page 39</u>

18. Disclose Victory's stock price as of the most recent practicable date relative to the exercise price of the warrants. Please address with greater specificity the dilutive impact that will result if these presently in-the-money warrants are exercised. The current disclosure is too generic.

<u>Victory's current directors and executive officers have certain interests in consummating the merger that may have influenced their decision to approve the business combination with TouchTunes., page 41</u>

19. Disclose that Messrs. Watson and Ledecky purchased their Founders' Shares and Warrants for nominal consideration.

<u>The exercise of Victory's directors' and officers' discretion in agreeing to changes or waivers in the terms of the merger…, page 42</u>

20. Please revise to clarify, both here and in the body of your discussion, whether the officers and directors can, in fact, change the terms of the merger subsequent to the shareholder vote. To the extent that the disclosure in the penultimate sentence is mitigating of this risk, please revise to remove it. Likewise, please revise the disclosure on page 67, under "Amendments," to indicate that the merger

agreement may be amended subsequent to the shareholder vote, and how shareholders would be informed of any material change.

<u>If the merger is completed, a large portion of the funds in the trust account…may be used for the purchase, directly or indirectly, of Public Shares., page 42</u>

21. Please revise to provide more specificity regarding the public float deficiency and/or lack of sufficient public holders that could result in Victory being precluded from listing on NASDAQ.

<u>The Merger Proposal, page 50</u>

<u>Lock-Up Agreements, page 51</u>

22. Clarify that the lock up agreements do not cover shares purchased in the open market and in private transactions to facilitate the approval of the merger.

<u>Voting Agreement, page 51</u>

23. Clarify what happens to the voting agreement if Messrs. Ledecky or Watson sell a significant portion of their shares.

<u>Background of the Merger, page 52</u>

24. Please revise to indicate TouchTunes' reasons for engaging in the proposed transaction. Such discussion should address what has changed since the company went private in 2005 to make being a public company attractive again. Please see Item 4.a.2 of Form S-4.

25. Please clarify the relationship of Victory Acquisition to Constellation Consulting. We note your reference in paragraph three to Victory contacting "several investment bankers, private equity firms, consulting firms, legal and accounting firms" after the completion of its IPO, and the subsequent reference to Constellation in paragraph three on page 53. Did Victory retain Constellation prior to the February 27, 2009 contact in connection with its search for an acquisition target or otherwise? If so, please disclose the terms of the agreement, and file the agreement as an exhibit to your registration statement. We note that in connection with the completion of the merger Constellation will receive 3,000,000 shares of Victory common stock. If Victory did not retain Constellation Consulting, please revise to disclose why Constellation contacted Victory, and disclose any prior business contacts between Constellation, Victory, and/or Victory's affiliates.

26. Please revise to describe with more specificity the nature of the "relationship" between Constellation Consulting and Rad Weaver, as disclosed in paragraph four on page 53.

27. Please revise paragraph five, page 53, to expand upon the nature of the "various accounting issues" and "additional information" Mr. Ledecky required of TouchTunes on March 1 and 2, 2009, as well as what comprised the "condition of TouchTunes' financial statements for inclusion in any proxy statement involving Victory" discussed in the February 28, 2009 telephone call with Mr. Weaver. Likewise, please provide more complete disclosure regarding the "complete negotiation of various deal points" on March 20, 2009.

28. Please revise the first partial paragraph on page 54 to explain the significance of VantagePoint to TouchTunes such that Mr. Ledecky sought to meet with its representatives on March 10, 2009.

Victory's Board of Directors' Reasons for the Approval of the Merger, page 55

29. Please revise the first paragraph to enumerate the "several factors" that led to the determination of the final agreed-upon consideration.

30. Please revise to indicate what consideration, if any, the board gave to such potentially negative factors as TouchTunes' history of losses, generally declining National economic conditions that have, among other things, led to two TouchTunes' operators filing for protection under the U.S. Bankruptcy Code, the temporary employment of TouchTunes' current CEO and need for a permanent replacement and the interests of management in approving the merger just prior to the date of dissolution in arriving at their unanimous recommendation of the proposed transaction.

31. We note the reference in paragraph four to the "wide variety of factors" considered by the Board in concluding that the merger agreement is in the best interests of Victory shareholders. Please clarify, if true, that the discussion that ensues comprises all material factors considered by the Victory Board.

32. Indicate whether the impending deadline for a merger influenced the board in deciding to forgo engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the merger.

The Experience of TouchTunes' Management, page 56

33. Please revise to clarify that following the proposed merger, the management team to which you make reference may not necessarily remain with the company.

Valuation, page 56

34. Please disclose, or confirm that you have disclosed in this section, all financial projections exchanged between Victory and TouchTunes, as well as Barfly and PlayporTT, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

35. Please revise to include the discounted cash flow analysis, normalized market EBITDA multiples, and revenue multiples the board used to arrive at the multi-hundred million dollar valuation by the Victory board of the TouchTunes' juke-box business. Please also include the calculations employed by the board at arriving at the valuation figure, including the bases for all assumptions used in the analyses.

36. We note your statement that you did not consider a directly related public or private comparable company in your valuation of TouchTunes, yet you go on to refer at the conclusion of paragraph one to "companies with growth potential on top of an existing positive EBITDA business." Please revise to include the companies used in this part of your analysis, and indicate why they were chosen as presumably comparable companies.

37. In the absence of further disclosure regarding what value the Victory Board of Directors gave to the disclosure summarized by the charts included mid-page 57, we are uncertain how the inclusion of the charts relates to your discussion of the Board's valuation of TouchTunes. It is also unclear why the information presented should not be considered projections. Please advise.

Satisfaction of 80% Test, page 58

38. Please revise to thoroughly discuss the financial analysis the Board employed in arriving at the conclusion that the 80% Test was met based on a "comparison of comparable companies and a discounted cash flow analysis."

Recommendations of Victory's Board of Directors, page 59

39. Clarify the references to "TouchTunes' record of growth, high return on equity…."

The Merger Agreement, page 62

Unaudited Pro Forma Condensed Combined Financial Statements, page 71

40. Please refer to the disclosures in the fifth paragraph on page 18. We note that upon consummation of the merger, the underwriters in Victory's IPO will be entitled to receive $10.6 million of deferred underwriting discounts and commissions. Tell us if this is already reflected in note 8 to the pro forma balance sheet at page 75.

41. Expand the description of each pro forma adjustment to clearly describe the nature of the adjustment and how it is directly related to the transaction. Also please expand the disclosures in Notes 8, 12, 13, 14, 16, 17 and 18 to include the assumptions you used to calculate the adjustment and sufficient information to

permit the reader to compute the amounts of the adjustments.   See Rule 11-02(a)(6) of Regulation S-X for guidance.

The Charter Amendment Proposals, page 74

42. Please revise, as applicable, to address any potential anti-takeover effects of having a substantial number of authorized and unreserved shares. If true, state that the additional shares could be used by management to resist a takeover effort. Refer to Release No. 34-15230.

Directors and Officers of Victory following the Merger, page 83

Compensation Discussion and Analysis, page 90

43. We note your statement that the CD&A you have included "does not necessarily represent compensation decisions that will be made by TouchTunes following completion of the merger." Please revise to include compensation discussion and analysis disclosure with respect to new plans or policies that may be applicable to officers and directors following the consummation of the merger (as provided in the Release 33-8732A text at n. 97). Refer Regulation S-K Compliance and Disclosure Interpretation Section 217.12 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Elements of Compensation of Executive Officers, page 91

44. Explain why Messr. Tooker was the only named executive officer to receive options in 2008.

Business of Touch Tunes, page 102

TouchTunes Competitive Strengths, page 103

45. We note your statement concerning your U.S., Canada and Mexico sales. Indicate whether your sales have been concentrated in any specific region of the United States or abroad.

Competition, page 110-111

46. To the extent known or reasonably ascertainable, please revise to indicate TouchTunes' competitive position relative to its competitors.

Touch Tunes Management Discussion and Analysis, page 115

47. The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect Victory's results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company's prospects after the merger.

    a. Address the costs associated with the national roll out of Barfly and PlayPorTT to existing digital-jukebox equipped locations.

    b. Address what changes you expect as a result of becoming a public company, especially in light of the company's decision to go private four years ago. In this regard, we note your disclosure under the risk factor "The historical financial information for TouchTunes included in this proxy statement is not necessarily indicative of its financial performance," beginning on page 36.

    c. Explain why the merger is expected to result in "significantly increased leverage and liquidity requirements."

Critical Accounting Policies
Goodwill, page 119

48. Please expand the disclosure of your procedures for evaluating potential goodwill impairment to describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Results of Operations, page 120

49. Please revise to provide a more robust discussion of the reasons underlying various changes in operations. For example, where you discuss the decline in unit sales, revise to provide more specificity as to the products that were delayed in mid-2008. Likewise, discuss any other reasons for the growth in service revenues in addition to the increase in the number of digital jukeboxes, to the extent material.

50. Include a discussion of the company's net income (loss) for the periods being presented.

51. Explain the reason for the delay of two shipments of new products in 2008 that affected your revenues for 2008. Clarify whether this is likely to result in a "boost" to revenues for 2009.

Stock-based compensation, page 121

52. Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2008. Discuss the uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Liquidity and Capital Resources, page 124

53. Please provide an assessment of TouchTune's ability to meet both its short-term and long-term liquidity needs, beyond the somewhat vague statement that "TouchTunes believes that these sources will provide sufficient liquidity for it to meet its liquidity requirements" in paragraph one of this section. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In providing this assessment, address various contingencies. For example, discuss whether additional financing will be needed in addition to the release of approximately $313 million in cash upon completion of the merger.

Indebtedness, page 125

54. Please revise to indicate if TouchTunes is in compliance with the covenants contained in the revolving credit facility and multi-draw term loans.

Related Party Transaction, page 126

55. Clarify whether any shares of TouchTunes preferred stock will remain outstanding following the merger.

Contractual Obligations and Commitments, page 128

56. Disclose the amount of interest payments on long-term debt included in the table. Also disclose the assumptions you used to estimate the amount of interest payments on variable debt.

Beneficial Ownership, page 129

57. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Third Point, LLC, Azimuth Opportunity, Ltd., and Fir Tree, Inc.

Interest of Victory Stockholders in the Merger, page 131

58. We note that the percentages of ownership of current Victory shareholders indicated here vary from percentages of Victory ownership disclosed elsewhere in the document, roughly 16% to roughly 59%. Please advise.

Description of Securities, page 135

59. Please revise to include disclosure addressing the EBITDA shares to be issued in connection with the proposed acquisition. Also, please address the issuance of these shares as it applies to your Beneficial Ownership table on pages 129-130 subsequent to the assumed consummation of the merger.

Revenue recognition, page F-7

60. You disclose that TouchTunes treats the sale of products and services as separate units of accounting. Describe for us the arrangements you have with multiple deliverables. Also tell us how you applied the guidance in EITF 00-21 in determining the appropriate accounting treatment for these arrangements.

Note 3 New Accounting Pronouncements, page F-12

61. You disclose that you have not implemented the guidance in FASB Interpretation 48. Since the financial statements are included in a registration statement, please revise your financial statements to apply the guidance for accounting for uncertainty in income taxes that is applicable to a public company.

Note 4- Business Acquisitions, page F-13

62. Tell us how you applied the probability weighted methodology to estimate the value of the common stock and preferred stock issued to acquire Barfly. Describe the significant estimates and assumptions you used in the valuation. Also explain how you reconciled the differences in the values of the common stock and Series D preferred stock.

63. We note that you exchanged TouchTunes stock options for stock options held by BarFly employees. The disclosure at the top of page F-14 appears to indicate that shares issued upon the achievement of specified net advertising revenue thresholds will be accounted for as contingent consideration, instead of stock compensation expense. Tell us how you account for stock options exchanged in the acquisition and discuss the accounting literature you considered in determining the appropriate treatment.

64. Please revise note 4 to include the additional disclosures required by paragraphs 51(b), 52, 54 and 55 of SFAS 141 with respect to each acquisition.

Exhibits 99.1, 99.2, 99.3, 99.4

65. Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jeff Gallant, Esq. (via facsimile)
        888-225-1565